SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2009
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-5272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: May 26, 2009	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K
1.	Certificate and Articles of Amalgamation dated January 1, 2006 of Canadian Pacific Railway Company, a wholly owned subsidiary of Canadian Pacific Railway Limited.

Industry Canada	Industrie Canada

Certificate	Certificat
of Amalgamation	de fusion

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

CANADIAN PACIFIC RAILWAY COMPANY

COMPAGNIE DE CHEMIN DE FER CANADIEN PACIFIQUE	433910-0

Name of corporation—Dénomination de la société	Corporation number—Numéro de la société

I hereby certify that the above-named corporation resulted from an amalgamation, under section 185 of the Canada Business Corporations Act, of the corporations set out in the attached articles of amalgamation.	Je certifie que la société susmentionnée est issue d’une fusion, en vertu de l’article 185 de la Loi canadienne sur les sociétés par actions, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

January 1, 2006 / le 1 janvier 2006

Richard G. Shaw	Date of Amalgamation — Date de fusion
Director — Directeur

Industry Canada	Industrie Canada
		FORM 9	FORMULE 9
Canada Business	Loi canadienne sur les	ARTICLES OF AMALGAMATION	STATUTS DE FUSION
Corporations Act	societes par actions	(SECTION 185)	(ARTICLE 185)

1.	Name of the amalgamated corporation	Denomination sociale de la societe issue de la fusion

CANADIAN PACIFIC RAILWAY COMPANY COMPAGNIE DE CHEMIN DE FER CANADIEN PACIFIQUE

2.	The province or territory in Canada where the registered office is to be situated	La province ou le territoire au Canada où se situera le siège social

Alberta

3.	The classes and any maximum number of shares that the corporation is authorized to issue	Categories et tout nombre maximal d’actions que la societe est autorisee a emettre

The annexed Schedule 1 is incorporated in this form.

4.	Restrictions, if any, on share transfers	Restrictions sur le transfert des action, s’il y a lieu

Not applicable.

5.	Number (or minimum and maximum number) of directors	Nombre (ou nombre minimal et maximal) d’administrateurs

The minimum number of directors shall be 10 and the maximum number shall be 20.

6.	Restrictions, if any, on business the corporation may carry on	Limites imposees a l’activite commerciale de la societe, s’il y a lieu

Not applicable.

7.	Other provisions, if any	Autres dispositions, s’il y a lieu

The annexed Schedules 2, 3, and 4 are incorporated in this form.

8.	The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:	La fusion a ete approuvee en accord avic l’article ou le paragraphe de la Loi indique ci-apres.

☐	183
☒	184(1)
☐	184(2)

9	Name of the amalgamating corporations	Corporation No.
	Denomination des societes fusionnantes	No de la societe	Signature	Date	Title
	CANADIAN PACIFIC RAILWAY COMPANY COMPAGNIE DE CHEMIN DE FER CANADIEN PACIFIQUE	384597-4	“D.F. Barnhardt”	01/01/06	Corporate Secretary
	6017801 CANADA INC.	601780-1	“D.F. Barnhardt”	01/01/06	Secretary

	FOR DEPARTMENTAL USE ONLY - A L’USAGE DU MINISTERE SEULEMENT		Filed – Deposee
Corporation No. - No de la societe

Schedule 1 to the
Articles of Amalgamation of
Canadian Pacific Railway Company
Compagnie de Chemin de Fer Canadien Pacifique
     The Corporation is authorized to issue unlimited numbers of First Preferred Shares, Second Preferred Shares, Third Preferred Shares, Fourth Preferred Shares, Special Shares and Ordinary Shares without nominal or par value.
(1)	FIRST PREFERRED SHARES
        The First Preferred Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:
(a)	Authority to Issue in One or More Series: The directors of the Corporation may issue the First Preferred Shares at any time and from time to time in one or more series. Before any shares of a particular series are issued, the directors of the Corporation may fix the number of shares that will form such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or rates, amount or amounts, or method or methods of calculation of dividends thereon, whether such dividends are preferential, cumulative, non-cumulative or partially cumulative, the time and place of payment of dividends, the currency or currencies of payment of dividends, the redemption price and terms and conditions of redemption (if any), the rights of retraction (if any) and the terms and conditions of any retraction, the conversion or exchange rights attached thereto (if any), the terms and conditions of any repurchase right of the Corporation or of a sinking fund with respect thereto and the rights of participation upon a liquidation, dissolution or winding-up of the Corporation. Before issuing any new series of First Preferred Shares, the directors of the Corporation shall send to the Director (as defined in the Canada Business Corporations Act) articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors of the Corporation.

(b)	Voting Rights: The holders of the First Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting, except as herein provided or as may be required by law.

(c)	Ranking of First Preferred Shares: No rights, privileges, restrictions or conditions attached to a series of First Preferred Shares shall confer upon such series (i) a priority in respect of dividends or (ii) a priority in respect of the return of capital over any other series of First Preferred Shares in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. The holders of the First Preferred Shares shall be entitled to priority over the Second Preferred Shares, the Third Preferred Shares and the Ordinary Shares of the Corporation and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of First Preferred Shares are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with clauses 1(a) to 1(e) hereof over the Second Preferred Shares, the Third Preferred Shares and the Ordinary Shares and over any other shares ranking junior to the First Preferred Shares as may be determined in the case of such series of First Preferred Shares.

(d)	Restrictions on Dividends and Redemptions, etc.: No dividend shall at any time be declared or paid or set apart for payment on the Ordinary Shares, on the Second Preferred Shares or on the Third Preferred Shares unless all dividends (if any) up to and including the dividend payable for the last completed period for which such dividend shall be payable on each series of First Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Ordinary Shares, on the Second Preferred Shares or on the Third Preferred Shares or such other shares of the Corporation ranking junior to the First Preferred Shares; nor shall the Corporation call for redemption, redeem, purchase for cancellation, acquire for value or reduce or otherwise pay off any of the Second Preferred Shares, Third Preferred Shares or any Ordinary Shares or any other shares of the

Corporation ranking junior to the First Preferred Shares unless and until all dividends up to and including the dividends payable for the last completed period for which such dividend shall be payable on each series of First Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, acquisition, reduction or other payment.

(e)	Approval of holders of First Preferred Shares: The rights, privileges, restrictions and conditions attaching to the First Preferred Shares may be added to, changed or removed only with the approval of the holders of the First Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act.

The approval of the holders of First Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the First Preferred Shares may, subject to the provisions applicable to any series of First Preferred Shares, be given by resolution passed by the affirmative vote of holders holding at least two-thirds of the votes attaching to the First Preferred Shares represented at a meeting of the holders of First Preferred Shares duly called for that purpose at which the holders of at least twenty-five per cent (25%) of the outstanding First Preferred Shares entitled to be voted at such meeting are present or represented by proxy at the time appointed for the meeting. Unless specified herein, the formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time prescribed by the Canada Business Corporations Act (as from time to time amended, varied or replaced) and the by-laws of the Corporation with respect to meetings of shareholders. At any adjourned meeting, the holders of the First Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called without the need to satisfy the above quorum requirement. On every poll taken at a meeting of holders of First Preferred Shares of any particular series, each holder shall be entitled to one vote in respect of each First Preferred Share of such series held by the holder. On every poll taken at a meeting of holders of two or more series of First Preferred Shares, each holder of First Preferred Shares entitled to vote thereat shall have one vote in respect of each Canadian dollar equivalent of capital of the Corporation to which the holder of such First Preferred Shares would be entitled upon a liquidation, dissolution or winding-up of the Corporation, calculated as at the close of business on the record date for such meeting.

First Preferred Shares, Series 1
The first series of First Preferred Shares shall consist of an unlimited number of shares which shall be designated “First Preferred Shares, Series 1” (the “Series 1 Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:
(a)	Non-Cumulative Dividends: The holders of the Series 1 Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends, fixed preferential non-cumulative cash dividends at the rate of 4% per annum on the Redemption Price (as hereinafter defined) per share. The board of directors shall be entitled from time to time to declare part of the said preferential non-cumulative cash dividend for any financial year notwithstanding that such dividend for such financial year shall not be declared in full. If within four months after the expiration of any financial year of the Corporation the board of directors in its discretion has not declared the said dividend or any part thereof on the Series 1 Shares for the financial year, then the rights of the holders of the Series 1 Shares to such dividend or to any undeclared part thereof for such financial year shall be forever extinguished. The holders of Series 1 Shares shall not be entitled to any dividends other than or in excess of the preferential non-cumulative dividends hereinbefore provided.

(b)	Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Series 1 Shares shall be entitled to receive from the assets of the Corporation a sum equivalent to the aggregate Redemption Amount (as hereinafter defined) of all Series 1 Shares held by them respectively before any amount shall be paid or any assets of the Corporation distributed to the holders of the common shares or shares of any other class ranking junior to the Series 1 Shares. After payment to the holders of the Series 1 Shares of the amount so payable to them as above provided they shall not be entitled to share in any further distribution of the assets of the Corporation.

(c)	Redemption by Corporation: The Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Series 1 Shares on payment of an amount in respect of each Series 1 Share to be redeemed equal to $1, such amount being herein referred to as the “Redemption Price”, plus all declared and unpaid dividends thereon, the whole constituting and being herein referred to as the “Redemption Amount”. In the event that any taxing authority having jurisdiction alleges that the fair market value of the lands and buildings and any related assets transferred to the Corporation by Canadian Pacific Express & Transport Ltd. in consideration of which the Series 1 Shares were initially issued is not as agreed by the Corporation and CPET or, in the event that any such taxing authority proposes to make an assessment of tax upon the basis that any benefit or advantage is or has been conferred on any person by reason of the issuance of the Series 1 Shares, the board of directors of the Corporation may, in its discretion, adjust the Redemption Price for the purposes of determining amounts to be paid to holders of Series 1 Shares upon redemption and such adjusted Redemption Price will be deemed to be and always to have been, at the relevant time, the Redemption Price for such purpose.

(d)	Idem: In the case of redemption of Series 1 Shares under the provisions of clause (c) immediately above, the Corporation shall on or prior to the date specified for redemption deliver to each person who at the date of delivery is a holder of Series 1 Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 1 Shares. Such notice shall be provided to each such holder in such manner as may be determined by the Corporation; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the Redemption Amount and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed is to be redeemed the number thereof so to be redeemed. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the holders of the Series 1 Shares to be redeemed the Redemption Amount thereof on presentation and surrender to the Corporation of the certificates representing the Series 1 Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada or, with the prior written consent of the holder, by any other means including the issuance to such holder of a promissory note of the Corporation. If a part only of the shares represented by any certificate are redeemed a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice the holders of the Series 1 Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 1 Shares in respect thereof unless payment of the Redemption Amount is not made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders of the said Series 1 Shares shall remain unaffected. The Corporation shall have the right at any time after the provision of notice of its intention to redeem any Series 1 Shares to deposit the Redemption Amount of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada named in such notice, to be paid without interest to or to the order of the respective holders of such Series 1 Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Amount so deposited against presentation and surrender of the said certificates held by them respectively and any interest allowed on such deposit shall belong to the Corporation.

(2)	SECOND PREFERRED SHARES
        The Second Preferred Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:
(a)	Authority to Issue in One or More Series: The directors of the Corporation may issue the Second Preferred Shares at any time and from time to time in one or more series. Before any shares of a particular series are issued, the directors of the Corporation may fix the number of shares that will form such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or rates, amount or amounts, or method or methods of calculation of dividends thereon, whether such dividends are preferential, cumulative, non-cumulative or partially cumulative, the time and place of payment of dividends, the currency or currencies of payment of dividends, the redemption price and terms and conditions of redemption (if any), the rights of retraction (if any) and the terms and conditions of any retraction, the conversion or exchange rights attached thereto (if any), the terms and conditions of any repurchase right of the Corporation or of a sinking fund with respect thereto and the rights of participation upon a liquidation, dissolution or winding-up of the Corporation. Before issuing any new series of Second Preferred Shares, the directors of the Corporation shall send to the Director (as defined in the Canada Business

Corporations Act) articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors of the Corporation.

(b)	Voting Rights: The holders of the Second Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting, except as herein provided or as may be required by law.

(c)	Ranking of Second Preferred Shares: No rights, privileges, restrictions or conditions attached to a series of Second Preferred Shares shall confer upon such series (i) a priority in respect of dividends or (ii) a priority in respect of the return of capital over any other series of Second Preferred Shares in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. The holders of the Second Preferred Shares shall be entitled to priority over the Third Preferred Shares and the Ordinary Shares of the Corporation and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Second Preferred Shares are not paid in full, the Second Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Second Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Second Preferred Shares of any series may also be given such other preferences not inconsistent with clauses 2(a) to 2(e) hereof over the Third Preferred Shares and the Ordinary Shares and over any other shares ranking junior to the Second Preferred Shares as may be determined in the case of such series of Second Preferred Shares.

(d)	Restrictions on Dividends and Redemptions, etc.: No dividend shall at any time be declared or paid or set apart for payment on the Ordinary Shares or on the Third Preferred Shares unless all dividends (if any) up to and including the dividend payable for the last completed period for which such dividend shall be payable on each series of Second Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Ordinary Shares or on the Third Preferred Shares or such other shares of the Corporation ranking junior to the Second Preferred Shares; nor shall the Corporation call for redemption, redeem, purchase for cancellation, acquire for value or reduce or otherwise pay off any of the Third Preferred Shares or any Ordinary Shares or any other shares of the Corporation ranking junior to the Second Preferred Shares unless and until all dividends up to and including the dividends payable for the last completed period for which such dividend shall be payable on each series of Second Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, acquisition, reduction or other payment.

(e)	Approval of holders of Second Preferred Shares: The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares may be added to, changed or removed only with the approval of the holders of the Second Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act.

The approval of the holders of Second Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Second Preferred Shares may, subject to the provisions applicable to any series of Second Preferred Shares, be given by resolution passed by the affirmative vote of holders holding at least two-thirds of the votes attaching to the Second Preferred Shares represented at a meeting of the holders of Second Preferred Shares duly called for that purpose at which the holders of at least twenty-five per cent (25%) of the outstanding Second Preferred Shares entitled to be voted at such meeting are present or represented by proxy at the time appointed for the meeting. Unless specified herein, the formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time prescribed by the Canada Business Corporations Act (as from time to time amended, varied or replaced) and the by-laws of the Corporation with respect to meetings of shareholders. At any adjourned meeting, the holders of the Second Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called without the need to satisfy the above quorum requirement. On every poll taken at a meeting of holders of Second Preferred Shares of any particular series, each holder shall be entitled to one vote in respect of each Second Preferred Share of such series held by the holder. On every poll taken at a meeting of holders of two or more series of Second Preferred Shares, each holder of Second Preferred Shares entitled to vote thereat shall have one vote in respect of each Canadian dollar equivalent of capital of the Corporation to which the holder of such Second Preferred Shares would be entitled upon a liquidation, dissolution or winding-up of the Corporation, calculated as at the close of business on the record date for such meeting.

(3)	THIRD PREFERRED SHARES
        The Third Preferred Shares shall, as a class, have attached thereto the following rights, privileges, restrictions and conditions:
(a)	Authority to Issue in One or More Series: The directors of the Corporation may issue the Third Preferred Shares at any time and from time to time in one or more series. Before any shares of a particular series are issued, the directors of the Corporation may fix the number of shares that will form such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or rates, amount or amounts, or method or methods of calculation of dividends thereon, whether such dividends are preferential, cumulative, non-cumulative or partially cumulative, the time and place of payment of dividends, the currency or currencies of payment of dividends, the redemption price and terms and conditions of redemption (if any), the rights of retraction (if any) and the terms and conditions of any retraction, the conversion or exchange rights attached thereto (if any), the terms and conditions of any repurchase right of the Corporation or of a sinking fund with respect thereto and the rights of participation upon a liquidation, dissolution or winding-up of the Corporation. Before issuing any new series of Third Preferred Shares, the directors of the Corporation shall send to the Director (as defined in the Canada Business Corporations Act) articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the directors of the Corporation.

(b)	Voting Rights: The holders of the Third Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting, except as herein provided or as may be required by law.

(c)	Ranking of Third Preferred Shares: No rights, privileges, restrictions or conditions attached to a series of Third Preferred Shares shall confer upon such series (i) a priority in respect of dividends or (ii) a priority in respect of the return of capital over any other series of Third Preferred Shares in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. The holders of the Third Preferred Shares shall be entitled to priority over the Ordinary Shares of the Corporation and over any other shares ranking junior to the Third Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Third Preferred Shares are not paid in full, the Third Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Third Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Third Preferred Shares of any series may also be given such other preferences not inconsistent with clauses 3(a) to 3(e) hereof over the Ordinary Shares and over any other shares ranking junior to the Third Preferred Shares as may be determined in the case of such series of Third Preferred Shares.

(d)	Restrictions on Dividends and Redemptions, etc.: No dividend shall at any time be declared or paid or set apart for payment on the Ordinary Shares or such other shares of the Corporation ranking junior to Third Preferred Shares unless all dividends (if any) up to and including the dividend payable for the last completed period for which such dividend shall be payable on each series of Third Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Ordinary Shares or such other shares of the Corporation ranking junior to the Third Preferred Shares; nor shall the Corporation call for redemption, redeem, purchase for cancellation, acquire for value or reduce or otherwise pay off any of the Ordinary Shares or any other shares of the Corporation ranking junior to the Third Preferred Shares unless and until all dividends up to and including the dividends payable for the last completed period for which such dividend shall be payable on each series of Third Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, acquisition, reduction or other payment.

(e)	Approval of holders of Third Preferred Shares: The rights, privileges, restrictions and conditions attaching to the Third Preferred Shares may be added to, changed or removed only with the approval of the holders of the Third Preferred Shares given as hereinafter specified in addition to any other approval required by the Canada Business Corporations Act.

The approval of the holders of Third Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Third Preferred Shares may, subject to the provisions applicable to any series of Third Preferred Shares, be given by resolution passed by the affirmative vote of holders holding at least two-thirds of the votes attaching to the Third Preferred Shares represented at a meeting of the holders of Third Preferred Shares duly called for that purpose at which the holders of at least twenty-five per cent (25%) of the outstanding Third Preferred Shares entitled to be voted at such meeting are present or represented by proxy at the time appointed for the meeting. Unless specified herein, the formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time prescribed by the Canada Business Corporations Act (as from time to time amended, varied or replaced) and the by-laws of the Corporation with respect to meetings of shareholders. At any adjourned meeting, the holders of the Third Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called without the need to satisfy the above quorum requirement. On every poll taken at a meeting of holders of Third Preferred Shares of any particular series, each holder shall be entitled to one vote in respect of each Third Preferred Share of such series held by the holder. On every poll taken at a meeting of holders of two or more series of Third Preferred Shares, each holder of Third Preferred Shares entitled to vote thereat shall have one vote in respect of each Canadian dollar equivalent of capital of the Corporation to which the holder of such Third Preferred Shares would be entitled upon a liquidation, dissolution or winding-up of the Corporation, calculated as at the close of business on the record date for such meeting.

Third Preferred Shares Series 1
The first series of Third Preferred Shares shall consist of 2,400,000 shares which shall be designated Third Preferred Shares Series 1 (the “Series 1 Shares”), and which, in addition to the rights, privileges, restrictions and conditions attached to the Third Preferred Shares as a class, shall have attached thereto rights, privileges, restrictions and conditions as hereinafter set forth:
(a)	The holders of the Series 1 Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation, floating cumulative preferential cash dividends, at a rate per Series 1 Share equal to the Quarterly Dividend Rate calculated as described below, on the amount of $1,000 for each Series 1 Share. Such dividends shall accrue and be cumulative from the date of issue of each such Series 1 Share and shall be payable quarterly on the 30th day of January, April, July and October of each year and if the 30th day of such month is not a Business Day, on the next following Business Day (each such date referred to herein as a “Quarterly Dividend Date”). If on any date for the payment of any dividend on the Series 1 Shares the dividend payable on such date is not paid in full on all the Series 1 Shares then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates determined by the Board of Directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of the same. The holders of the Series 1 Shares shall not be entitled to any dividends other than or in excess of the cash dividends referred to herein.
“Business Day” means a day, other than a Saturday or Sunday, on which Canadian chartered banks are open for domestic business in Calgary, Alberta.

The “Quarterly Dividend Rate” in respect of each Quarterly Dividend Date other than the first Quarterly Dividend Date shall be the product obtained by: (a) adding 10 basis points to the CDOR Rate, as determined below, on the immediately preceding Quarterly Dividend Date; (b) dividing the sum of (a) by 365; and (c) multiplying the quotient of (b) by the number of days from such immediately preceding Quarterly Dividend Date to the Quarterly Dividend Date, counting the immediately preceding Quarterly Dividend Date but not the Quarterly Dividend Date. The initial Quarterly Dividend Rate shall be set on the date of issue of the Series 1 Shares and shall be the product obtained by: (a) adding 10 basis points to the CDOR Rate, as determined below, on the date of issue of the Series 1 Shares; (b) dividing the sum of (a) by 365; and (c) multiplying the quotient of (b) by the number of days from the date of issue of the Series 1 Shares to the first Quarterly Dividend Date, counting the date of issue of the Series 1 Shares but not the first Quarterly Dividend Date.

The “CDOR Rate” on a Quarterly Dividend Date and on the date of issue of the Series 1 Shares shall be the average, rounded to the third decimal, of the three month rate for Canadian dollar bankers’ acceptances that appears on the display designated as page “CDOR” on the Reuter Monitor Money Rates Service (or such other page as may replace the CDOR page on the Service for the purpose of displaying Canadian dollar bankers’ acceptance rates) at or about 10:00 a.m. (Toronto time) or so soon thereafter as is practicable on the Quarterly Dividend Date or the date of issue of the Series 1 Shares, as the case may be. If no average three month rate appears on the page but the three month rate for Canadian dollar bankers’ acceptances charged by financial institutions appears on the page unaveraged, then the average shall be calculated using that rate. If the CDOR Rate is unavailable on the Quarterly Dividend Date or on the date of issue of the Series 1 Shares, then the CDOR Rate for such date shall be determined by the directors of the Corporation and absent manifest error, such determination shall be final and binding on the holders of the Series 1 Shares.
(b)	Redemption by Corporation: The Corporation may redeem at any time the whole or from time to time any part of the then outstanding Series 1 Shares for an amount equal to $1,000 for each share to be redeemed, together with all dividends (if any) accrued thereon up to the date fixed for redemption and then remaining unpaid on such shares, whether or not earned or declared (which dividends, for such purpose, shall be calculated as if such dividends were accruing from day to day), such amount being herein referred to as the “Redemption Price”.

(c)	Idem: In the case of any redemption of Series 1 Shares under the provisions of clause (b) hereof, the Corporation shall at least two days (or, if all of the holders of the Series 1 Shares consent, such shorter period to which they may consent) before the date specified for redemption mail (or, with the consent of any particular holder, otherwise deliver) to each person who at the date of mailing (or delivery, as the case may be) is a registered holder of Series 1 Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 1 Shares. Such notice shall (subject to the consent of any particular holder referred to above) be mailed by letter, postage prepaid, addressed to each such holder at the holder’s address as it appears on the records of the Corporation or in the event of the address of any such holder not so appearing then to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the Redemption Price and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed are to be redeemed the number thereof so to be redeemed.
If only a part of the then issued and outstanding Series 1 Shares are to be redeemed, the Series 1 Shares to be redeemed shall be selected:
(i)	from each holder of such shares as nearly as may be in the same proportion as the number of such shares registered in the name of each such holder bears to the aggregate number of Series 1 Shares issued and outstanding immediately prior to such redemption;

(ii)	by lot in such manner as the board of directors of the Corporation in their sole discretion determines; or

(iii)	in such other manner as the board of directors of the Corporation in its sole discretion determines.
On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the holders of the Series 1 Shares to be redeemed the Redemption Price thereof on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the certificates representing the Series 1 Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada (or, with the consent of any particular holder, by wire or electronic funds transfer or by the issuance to such holder of a promissory note of the Corporation payable upon demand without interest) (or, if all of the holders of the Series 1 Shares consent, by the distribution of assets of the Corporation or by any other means). If a part only of the shares represented by any certificate are redeemed a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice the holders of the Series 1 Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 1 Shares in respect thereof unless payment of the Redemption Price is not made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders of the said Series 1 Shares shall remain unaffected. The Corporation shall have the right at any time after the mailing (or delivery, as the case may be) of notice of its intention to redeem any Series 1 Shares to deposit the Redemption Price of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 1 Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively and any interest allowed on such deposit shall belong to the Corporation. Without in any manner affecting the effectiveness of the redemption of the Series 1 Shares with respect to which such deposit was made, all amounts so deposited shall be forfeited to the Corporation after six years from the date specified for redemption and the right of the holder of any certificate not presented and surrendered by such time to any payment with respect thereto shall be extinguished for all purposes.
(d)	Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Series 1 Shares shall be entitled to receive from the assets of the Corporation an amount equal to $1,000 for each share to be redeemed, together with all dividends (if any) accrued thereon up to the date of distribution and then remaining unpaid on such shares, whether or not earned or declared (which dividends, for such purpose, shall be calculated as if such dividends were accruing from day to day) before any amount shall be paid or any property or assets of the Corporation distributed to the holders of any Ordinary Shares or shares of any other class ranking prior to the Series 1 Shares. After payment to the holders of the Series 1 Shares of the amount so payable to them they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

Third Preferred Shares, Series 2
The second series of Third Preferred Shares shall consist of 800,000 shares which shall be designated Third Preferred Shares, Series 2 (the “Series 2 Shares”), and which, in addition to the rights, privileges, restrictions and conditions attached to the Third Preferred Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions as hereinafter set forth:
(a)	The holders of the Series 2 Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation, floating cumulative preferential cash dividends, at a rate per Series 2 Share equal to the Quarterly Dividend Rate calculated as described below, on the amount of $1,000 for each Series 2 Share. Such dividends shall accrue and be cumulative from the date of issue of each such Series 2 Share and shall be payable quarterly on the 30th day of January, April, July and October of each year and if the 30th day of such month is not a Business Day, on the next following Business Day (each such date referred to herein as a “Quarterly Dividend Date”). If, on any date for the payment of any dividend on the Series 2 Shares, the dividend payable on such date is not paid in full on all the Series 2 Shares then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates determined by the Board of Directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of the same. The holders of the Series 2 Shares shall not be entitled to any dividends other than or in excess of the cash dividends referred to herein.
“Business Day” means a day, other than a Saturday or Sunday, on which Canadian chartered banks are open for domestic business in Calgary, Alberta.

The “Quarterly Dividend Rate” in respect of each Quarterly Dividend Date other than the first Quarterly Dividend Date shall be the product obtained by: (a) adding 25 basis points to the CDOR Rate, as determined below, on the immediately preceding Quarterly Dividend Date; (b) dividing the sum of (a) by 365; and (c) multiplying the quotient of (b) by the number of days from such immediately preceding Quarterly Dividend Date to the Quarterly Dividend Date, counting the immediately preceding Quarterly Dividend Date but not the Quarterly Dividend Date. The initial Quarterly Dividend Rate shall be set on the date of issuance of the Series 2 Shares and shall be the product obtained by: (a) adding 25 basis points to the CDOR Rate, as determined below, on the date of issue of the Series 2 Shares; (b) dividing the sum of (a) by 365; and (c) multiplying the quotient of (b) by the number of days from the date of issue of the Series 2 Shares to the first Quarterly Dividend Date, counting the date of issue of the Series 2 Shares but not the first Quarterly Dividend Date.

The “CDOR Rate” on a Quarterly Dividend Date and on the date of issue of the Series 2 Shares shall be the average, rounded to the third decimal, of the three month rate for Canadian dollar bankers’ acceptances that appears on the display designated as page “CDOR” on the Reuter Monitor Money Rates Service (or such other page as may replace the CDOR page on the Service for the purpose of displaying Canadian dollar bankers’ acceptance rates) at or about 10:00 a.m. (Toronto time) or so soon thereafter as is practicable on the Quarterly Dividend Date or the date of issue of the Series 2 Shares, as the case may be. If no average three month rate appears on the page but the three month rate for Canadian dollar bankers’ acceptances charged by financial institutions appears on the page unaveraged, then the average shall be calculated using that rate. If the CDOR Rate is unavailable on the Quarterly Dividend Date or on the date of issue of the Series 2 Shares, then the CDOR Rate for such date shall be determined by the Board of Directors of the Corporation and, absent manifest error, such determination shall be final and binding on the holders of the Series 2 Shares.
(b)	Redemption by Corporation: The Corporation may redeem at any time the whole or from time to time any part of the then outstanding Series 2 Shares for an amount equal to $1,000 for each share to be redeemed, together with all dividends (if any) accrued thereon up to the date fixed for redemption and then remaining unpaid on such shares, whether or not earned or declared (which dividends, for such purpose, shall be calculated as if such dividends were accruing from day to day), such amount being herein referred to as the “Redemption Price”.

(c)	Idem: In the case of any redemption of Series 2 Shares under the provisions of clause (b) hereof, the Corporation shall at least two days (or, if all of the holders of the Series 2 Shares consent, such shorter period to which they may consent) before the date specified for redemption mail (or, with the consent of any particular holder, otherwise deliver) to each person who at the date of mailing (or delivery, as the case may be) is a registered holder of Series 2 Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 2 Shares. Such notice shall (subject to the consent of any particular holder referred to above) be mailed by letter, postage prepaid, addressed to each such holder at the holder’s address as it appears on the records of the Corporation or, in the event of the address of any such holder not so appearing, then to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the Redemption Price and the date on which redemption is to take place and if only part of the shares held by the person to whom it is addressed are to be redeemed, the number thereof so to be redeemed.
If only a part of the then issued and outstanding Series 2 Shares are to be redeemed, the Series 2 Shares to be redeemed shall be selected:
(i)	from each holder of such shares as nearly as may be in the same proportion as the number of such shares registered in the name of each such holder bears to the aggregate number of Series 2 Shares issued and outstanding immediately prior to such redemption;

(ii)	by lot in such manner as the Board of Directors of the Corporation, in their sole discretion, determine; or

(iii)	in such other manner as the Board of Directors of the Corporation, in their sole discretion, determine.
On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to, or to the order of, the holders of the Series 2 Shares to be redeemed the Redemption Price thereof on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the intention to redeem the certificates representing the Series 2 Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada (or, with the consent of any particular holder, by wire or electronic funds transfer or by the issuance to such holder of a promissory note of the Corporation payable upon demand without interest) (or, if all of the holders of the Series 2 Shares consent, by the distribution of assets of the Corporation or by any other means). If a part only of the shares represented by any certificate are redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice the holders of the Series 2 Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 2 Shares in respect thereof unless payment of the Redemption Price is not made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders of the said Series 2 Shares shall remain unaffected. The Corporation shall have the right at any time after the mailing (or delivery, as the case may be) of notice of its intention to redeem any Series 2 Shares to deposit the Redemption Price of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 2 Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively and any interest allowed on such deposit shall belong to the Corporation. Without in any manner affecting the effectiveness of the redemption of the Series 2 Shares with respect to which such deposit was made, all amounts so deposited shall be forfeited to the Corporation after six years from the date specified for redemption and the right of the holder of any certificate not presented and surrendered by such time to any payment with respect thereto shall be extinguished for all purposes.
(d)	Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Series 2 Shares shall be entitled to receive from the assets of the Corporation an amount equal to $1,000 for each share to be redeemed, together with all dividends (if any) accrued thereon up to the date of distribution and then remaining unpaid on such shares, whether or not earned or declared (which dividends, for such purpose, shall be calculated as if such dividends were accruing from day to day) before any amount shall be paid or any property or assets of the Corporation distributed to the holders of any Ordinary Shares or shares of any other class ranking junior to the Series 2 Shares. After payment to the holders of the Series 2 Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

Third Preferred Shares, Series 3
The third series of Third Preferred Shares shall consist of 900,000 shares which shall be designated Third Preferred Shares, Series 3 (the “Series 3 Shares”), and which, in addition to the rights, privileges, restrictions and conditions attached to the Third Preferred Shares as a class, shall have attached thereto the rights, privileges, restrictions and conditions as hereinafter set forth:
(a)	The holders of the Series 3 Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation, floating cumulative preferential cash dividends, at a rate per Series 3 Share equal to the Quarterly Dividend Rate calculated as described below, on the amount of $1,000 for each Series 3 Share. Such dividends shall accrue and be cumulative from the date of issue of each such Series 3 Share and shall be payable quarterly on the 15th day of February, May, August and November of each year and if the 15th day of such month is not a Business Day, on the next following Business Day (each such date referred to herein as a “Quarterly Dividend Date”). If, on any date for the payment of any dividend on the Series 3 Shares, the dividend payable on such date is not paid in full on all the Series 3 Shares then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates determined by the Board of Directors of the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of the same. The holders of the Series 3 Shares shall not be entitled to any dividends other than or in excess of the cash dividends referred to herein.
“Business Day” means a day, other than a Saturday or Sunday, on which Canadian chartered banks are open for domestic business in Calgary, Alberta.

The “Quarterly Dividend Rate” in respect of each Quarterly Dividend Date other than the first Quarterly Dividend Date shall be the product obtained by: (a) adding 30 basis points to the CDOR Rate, as determined below, on the immediately preceding Quarterly Dividend Date; (b) dividing the sum of (a) by 365; and (c) multiplying the quotient of (b) by the number of days from such immediately preceding Quarterly Dividend Date to the Quarterly Dividend Date, counting the immediately preceding Quarterly Dividend Date but not the Quarterly Dividend Date. The initial Quarterly Dividend Rate shall be set on the date of issuance of the Series 3 Shares and shall be the product obtained by: (a) adding 30 basis points to the CDOR Rate, as determined below, on the date of issue of the Series 3 Shares; (b)

dividing the sum of (a) by 365; and (c) multiplying the quotient of (b) by the number of days from the date of issue of the Series 3 Shares to the first Quarterly Dividend Date, counting the date of issue of the Series 3 Shares but not the first Quarterly Dividend Date.

The “CDOR Rate” on a Quarterly Dividend Date and on the date of issue of the Series 3 Shares shall be the average, rounded to the third decimal, of the three month rate for Canadian dollar bankers’ acceptances that appears on the display designated as page “CDOR” on the Reuter Monitor Money Rates Service (or such other page as may replace the CDOR page on the Service for the purpose of displaying Canadian dollar bankers’ acceptance rates) at or about 10:00 a.m. (Toronto time) or so soon thereafter as is practicable on the Quarterly Dividend Date or the date of issue of the Series 3 Shares, as the case may be. If no average three month rate appears on the page but the three month rate for Canadian dollar bankers’ acceptances charged by financial institutions appears on the page unaveraged, then the average shall be calculated using that rate. If the CDOR Rate is unavailable on the Quarterly Dividend Date or on the date of issue of the Series 3 Shares, then the CDOR Rate for such date shall be determined by the Board of Directors of the Corporation and, absent manifest error, such determination shall be final and binding on the holders of the Series 3 Shares.
(b)	Redemption by Corporation: The Corporation may redeem at any time the whole or from time to time any part of the then outstanding Series 3 Shares for an amount equal to $1,000 for each share to be redeemed, together with all dividends (if any) accrued thereon up to the date fixed for redemption and then remaining unpaid on such shares, whether or not earned or declared (which dividends, for such purpose, shall be calculated as if such dividends were accruing from day to day), such amount being herein referred to as the “Redemption Price”.

(c)	Idem: In the case of any redemption of Series 3 Shares under the provisions of clause (b) hereof, the Corporation shall at least two days (or, if all of the holders of the Series 3 Shares consent, such shorter period to which they may consent) before the date specified for redemption mail (or, with the consent of any particular holder, otherwise deliver) to each person who at the date of mailing (or delivery, as the case may be) is a registered holder of Series 3 Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such Series 3 Shares. Such notice shall (subject to the consent of any particular holder referred to above) be mailed by letter, postage prepaid, addressed to each such holder at the holder’s address as it appears on the records of the Corporation or, in the event of the address of any such holder not so appearing, then to the last known address of such holder; provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the Redemption Price and the date on which redemption is to take place and if only part of the shares held by the person to whom it is addressed are to be redeemed, the number thereof so to be redeemed.
If only a part of the then issued and outstanding Series 3 Shares are to be redeemed, the Series 3 Shares to be redeemed shall be selected:
(i)	from each holder of such shares as nearly as may be in the same proportion as the number of such shares registered in the name of each such holder bears to the aggregate number of Series 3 Shares issued and outstanding immediately prior to such redemption;

(ii)	by lot in such manner as the Board of Directors of the Corporation, in their sole discretion, determine; or

(iii)	in such other manner as the Board of Directors of the Corporation, in their sole discretion, determine.
On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to, or to the order of, the holders of the Series 3 Shares to be redeemed the Redemption Price thereof on presentation and surrender at the registered office of the Corporation or any other place designated in such notice of the intention to redeem the certificates representing the Series 3 Shares called for redemption. Such payment shall be made by cheque payable at par at any branch of the Corporation’s bankers in Canada (or, with the consent of any particular holder, by wire or electronic funds transfer or by the issuance to such holder of a promissory note of the Corporation payable upon demand without interest) (or, if all of the holders of the Series 3 Shares consent, by the distribution of assets of the Corporation or by any other means). If a part only of the shares represented by any certificate are redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice the holders of the Series 3 Shares called for redemption shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of holders of Series 3 Shares in respect thereof unless payment of the Redemption

Price is not made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders of the said Series 3 Shares shall remain unaffected. The Corporation shall have the right at any time after the mailing (or delivery, as the case may be) of notice of its intention to redeem any Series 3 Shares to deposit the Redemption Price of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or in any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Series 3 Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 3 Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively and any interest allowed on such deposit shall belong to the Corporation. Without in any manner affecting the effectiveness of the redemption of the Series 3 Shares with respect to which such deposit was made, all amounts so deposited shall be forfeited to the Corporation after six years from the date specified for redemption and the right of the holder of any certificate not presented and surrendered by such time to any payment with respect thereto shall be extinguished for all purposes.
(d)	Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Series 3 Shares shall be entitled to receive from the assets of the Corporation an amount equal to $1,000 for each share to be redeemed, together with all dividends (if any) accrued thereon up to the date of distribution and then remaining unpaid on such shares, whether or not earned or declared (which dividends, for such purpose, shall be calculated as if such dividends were accruing from day to day) before any amount shall be paid or any property or assets of the Corporation distributed to the holders of any Ordinary Shares or shares of any other class ranking junior to the Series 3 Shares. After payment to the holders of the Series 3 Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(4)	FOURTH PREFERRED SHARES
        The Fourth Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:
(a)	Definitions: In these Fourth Preferred Share provisions, unless the subject matter or context is inconsistent therewith:

“Business Day ” means any day other than a Saturday, a Sunday or a day when banks are not open for business where the registered office of the Corporation is located.

“Cash Redemption Amount ” means the cash amount determined by multiplying the Current Market Price of a Laidlaw Share on the Redemption Date by a factor of seven.

“Cash Retraction Amount ” means the cash amount determined by multiplying the Current Market Price of a Laidlaw Share on the Retraction Date by a factor of seven.

“Current Market Price ” means, in respect of a Laidlaw Share on any particular date, the weighted average of the Laidlaw Class A Share 20 Day Price and the Laidlaw Class B Share 20 Day Price.

“Dividend Amount ” means an amount equal to the full amount of all dividends and distributions declared but remaining unpaid on each Fourth Preferred Share and all dividends and distributions declared on a Laidlaw Share that have not been declared and paid on each Fourth Preferred Share in accordance with the dividend provisions herein, in each case with a record date prior to the effective date of the exchange of such Fourth Preferred Share for Laidlaw Shares hereunder.

“Laidlaw ” means Laidlaw Inc., a corporation incorporated under the laws of Canada.

“Laidlaw Class A Share 20 Day Price ” means on any particular date, the weighted average trading price of a Laidlaw Class A Share for the 20 consecutive trading days ending five trading days prior to such date (or, if no trading price is reported for any such day, the average of the bid and ask prices for such day) on The Toronto Stock Exchange or, if such shares are not then listed on The Toronto Stock Exchange, on such other exchange or automated quotation system on which the Laidlaw Class A Shares are then listed or quoted, as the case may be, as may be selected by the board of directors of the Corporation for such purpose; provided, however, that if the Laidlaw Class A Shares are not listed on any stock exchange or traded in an over-the-counter market, the Laidlaw Class A Share 20 Day Price shall be the fair market value of a Laidlaw Class A Share at such date, as determined by the board of directors of the Corporation based upon the advice of such qualified independent financial advisers as the board of directors of the Corporation may deem to be appropriate, and provided further that any such selection, opinion or determination by the board of directors of the Corporation shall be conclusive and binding.

“Laidlaw Class A Shares ” means Class A Shares in the capital of Laidlaw, and any other securities into which such shares may be changed or for which such shares may be exchanged (whether or not Laidlaw shall be the issuer of such other securities) or any other consideration which may be received by the holders of such shares pursuant to a recapitalization, reconstruction, reorganization or reclassification of, or amalgamation, merger, liquidation or similar transaction affecting, such shares.

“Laidlaw Class B Share 20 Day Price ” means on any particular date, the weighted average trading price of a Laidlaw Class B Share for the 20 consecutive trading days ending five trading days prior to such date (or, if no trading price is reported for any such day, the average of the bid and ask prices for such day) on The Toronto Stock Exchange or, if such shares are not then listed on The Toronto Stock Exchange, on such other exchange or automated quotation system on which the Laidlaw Class B Shares are then listed or quoted, as the case may be, as may be selected by the board of directors of the Corporation for such purpose; provided, however, that if the Laidlaw Class B Shares are not listed on any stock exchange or traded in an over-the-counter market, the Laidlaw Class B Share 20 Day Price shall be the fair market value of a Laidlaw Class B Share at such date, as the determined by the board of directors of the Corporation based upon the advice of such qualified independent financial advisers as the board of directors of the Corporation may deem to be appropriate, and provided further that any such selection, opinion or determination by the board of directors of the Corporation shall be conclusive and binding.

“Laidlaw Class B Shares ” means Class B Non-Voting Shares in the capital of Laidlaw, and any other securities into which such shares may be changed or for which such shares may be exchanged (whether or not Laidlaw shall be the issuer of such other securities) or any other consideration which may be received by the holders of such shares pursuant to a recapitalization, reconstruction, reorganization or reclassification of, or amalgamation, merger, liquidation or similar transaction affecting, such shares.

“Laidlaw Dividend Payment Date ” means the date on which the board of directors of Laidlaw Inc. pays any dividend on the Laidlaw Shares.

“Laidlaw Share Unit ” means 3 Laidlaw Class A Shares and 4 Laidlaw Class B Shares; provided that the Laidlaw Share Unit shall be calculated in accordance with clause (l) if any of the events described therein should occur, including an adjustment for purposes of determining the amount of dividends on each Fourth Preferred Share in the event that Laidlaw shall either declare (i) a cash dividend on one class of Laidlaw Shares without contemporaneously declaring a cash dividend on the other class of Laidlaw Shares or (ii) a stock dividend or other distribution on Laidlaw Shares of only one class of Laidlaw Shares.

“Laidlaw Share ” means a Laidlaw Class A Share or Laidlaw Class B Share, as the case may be.

“Mandatory Redemption Date ” means October 15, 2001.

“Redemption Price ” has the meaning set out in clause (k).

“Retraction Date ” has the meaning set out in clause (j).

“Retraction Price ” has the meaning set out in clause (j).

“Retraction Request ” has the meaning set out in clause (j).

“Retracted Shares ” has the meaning set out in clause (j).

(b)	Voting Rights: The holders of the Fourth Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting, except as herein provided or as may be required by law.

(c)	Ranking of Fourth Preferred Shares: The holders of the Fourth Preferred Shares shall be entitled to priority over the Ordinary Shares of the Corporation and over any other shares ranking junior to the Fourth Preferred Shares with respect to the payment of dividends as and to the extent provided in clause (d) and with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs as and to the extent provided in clause (i). The holders of the Fourth Preferred Shares shall rank junior to the holders of the First Preferred Shares, Second Preferred Shares and Third Preferred Shares of the Corporation with respect to the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purposes of winding-up its affairs.

(d)	Dividends: A holder of a Fourth Preferred Share shall be entitled to receive from the Corporation, on each Laidlaw Dividend Payment Date, (a) in the case of a cash dividend or distribution on both classes of Laidlaw Shares, a dividend on each Fourth Preferred Share in an amount in cash equal to the cash dividend or distribution paid on each Laidlaw Share Unit, (b) in the case of a stock dividend or other distribution of Laidlaw Class A Shares and Laidlaw Class B Shares on both classes of Laidlaw Shares to be paid in Class A Laidlaw Shares and Class B Laidlaw Shares, a dividend on each Fourth Preferred Share in the form of one Fourth Preferred Share for each 3 Laidlaw Class A Shares and 4 Laidlaw Class B Shares delivered to the Corporation in respect of the Laidlaw dividend (if such calculation results in a fraction of a Fourth Preferred Share, the holders shall receive in lieu of such fraction an amount in cash equal to the product obtained by multiplying such fraction by the Current Market Price of a Laidlaw Share Unit as at the Laidlaw Dividend Payment Date) or (c) in the case of a dividend or distribution declared on the Laidlaw Shares other than a cash dividend on both classes of Laidlaw Shares or a stock dividend or other distribution of both classes of Laidlaw Shares, a dividend on each Fourth Preferred Share in such type and amount of property for each Fourth Preferred Share as is the same as or economically equivalent to (as determined by the board of directors) the dividend or distribution on a Laidlaw Share Unit. Such dividends shall be paid out of the assets of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares or other securities of the Corporation.

(e)	Payment of Dividends: Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends or distributions contemplated herein and the sending of such a cheque to each holder of a Fourth Preferred Share shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Fourth Preferred Shares shall be issued or transferred in respect of any stock dividends or other distribution of Fourth Preferred Shares contemplated herein and the sending of such a certificate to each holder of a Fourth Preferred Share shall satisfy the stock dividend or other distribution of Fourth Preferred Shares represented thereby. Any other type and amount of property in respect of any dividends or distributions contemplated by clause (d) hereof shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and such issuance, distribution or transfer by the Corporation in respect of a Fourth Preferred Share shall satisfy the dividend or distribution.

(f)	Record and Payment Dates: The record date for the determination of the holders of Fourth Preferred Shares entitled to receive payment of, and the payment date for, any dividend or distribution declared on the Fourth Preferred Shares hereunder shall be the same as the record date and payment date, respectively, for the corresponding dividend or distribution declared on the Laidlaw Shares.

(g)	Partial Payment: If on any payment date for any dividends or distributions declared on the Fourth Preferred Shares hereunder the dividends or distributions are not paid in full on all of the Fourth Preferred Shares then outstanding, any such dividends or distributions that remain unpaid shall be paid on a subsequent date or dates determined by the board of directors on which the Corporation shall have sufficient money or other assets properly applicable to the payment of such dividends or distributions.

(h)	Restrictions on Dividends and Redemptions, etc.: No dividend shall at any time be declared or paid or set apart for payment on the Ordinary Shares or other shares of the Corporation ranking junior to Fourth Preferred Shares unless all dividends (if any) up to and including the last dividend payable on the Fourth Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on the Ordinary Shares or other shares of the Corporation ranking junior to the Fourth Preferred Shares; nor shall the Corporation call for redemption, redeem, purchase for cancellation, acquire for value or reduce or otherwise pay off any of the Ordinary Shares or any other shares of the Corporation ranking junior to the Fourth Preferred Shares unless and until all dividends up to and including the last dividend payable on the Fourth Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, acquisition, reduction or other payment.

(i)	Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Fourth Preferred Shares shall be entitled to receive from the assets of the Corporation an amount equal to $104.30 for each share to be redeemed, together with all dividends (if any) accrued thereon up to the date of distribution and then remaining unpaid on such shares, whether or not earned or declared, before any amount shall be paid or any property or assets of the Corporation distributed to the holders of any Ordinary Shares or shares of any other class ranking prior to the Fourth Preferred Shares. After payment to the holders of the Fourth Preferred Shares of the amount so payable to them they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(j)	Retraction at Option of Holder:
(i)	A holder of Fourth Preferred Shares shall be entitled at any time prior to the Mandatory Redemption Date to require the Corporation to redeem, not later than the fifth Business Day after the day on which the Retraction Request is received by the Corporation (the “Retraction Date”), any or all of the Fourth Preferred Shares registered in the name of such holder. The Corporation may fully satisfy its obligation to redeem such Fourth Preferred Shares by either (a) delivering to such holder a Laidlaw Share Unit in respect of each Fourth Preferred Share to be redeemed or (b) by payment of a cash amount equal to the Cash Retraction Amount in respect of each Fourth Preferred Share to be redeemed and, in either case, by payment of any unpaid Dividend Amount (collectively, the “Retraction Price”). To effect a redemption hereunder, the holder must present and surrender at the registered office of the Corporation the certificate representing the Fourth Preferred Shares that the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Fourth Preferred Shares under the Canada Business Corporations Act and such additional documents and instruments as the Corporation may reasonably require, together with a duly executed statement (the “Retraction Request”) specifying that the holder desires to have all or any of the Fourth Preferred Shares represented by such certificate (the “Retracted Shares”) redeemed by the Corporation.

(ii)	In the case of a redemption of Fourth Preferred Shares under this clause (j), upon receipt by the Corporation in the manner specified herein of a certificate representing the number of Fourth Preferred Shares which the holder desires to have the Corporation redeem, together with a Retraction Request, and provided that the Retraction

Request is not revoked by the holder in the manner specified herein, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date. On the Retraction Date, the Corporation shall deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Fourth Preferred Shares or at the address specified in the holder’s Retraction Request or by holding for pick up by the holder at the registered office of the Corporation either (a) if the Corporation has elected to satisfy its obligation to pay the Retraction Price by delivery of a Laidlaw Share Unit for each Fourth Preferred Share to be redeemed, certificates representing such Laidlaw Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) duly endorsed for transfer in the name of the holder or in such other name as the holder may request or (b) if the Corporation has elected to satisfy its obligation to pay the Retraction Price by payment of the Cash Retraction Amount for each Fourth Preferred Share to be redeemed, a cheque of the Corporation in the amount of the Cash Retraction Amount for each Fourth Preferred Share payable at par at any branch of the bankers of the Corporation and (c) in either case, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in payment of the remaining portion, if any, of the aggregate Retraction Price to which such holder is entitled and delivery of such certificate and cheque on behalf of the Corporation shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Price to the extent that the same is represented by such share certificates and cheque, unless such cheque is not paid on due presentation. If only a part of the Fourth Preferred Shares represented by any certificate is redeemed, a new certificate for the balance of such Fourth Preferred Shares shall be issued to the holder at the expense of the Corporation.

(iii)	On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive its proportionate part of the aggregate Retraction Price for such Retracted Shares, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the aggregate Retraction Price payable to such holder shall not be made, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Price has been paid in the manner hereinbefore provided.

(iv)	Notwithstanding any other provision of this clause (j), the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law and more than one holder has delivered a Retraction Request, the Corporation shall redeem Retracted Shares in accordance with clause (j)(ii) on a pro rata basis and shall issue to each such holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to clause (j)(ii) hereof.

(v)	A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void.
(k)	Mandatory Redemption by the Corporation:
(i)	Subject to applicable law, the Corporation shall on the Mandatory Redemption Date redeem all of the then outstanding Fourth Preferred Shares. The Corporation may fully satisfy its obligation to redeem such Fourth Preferred Shares by either (a) delivering to such holder a Laidlaw Share Unit in respect of each Fourth Preferred Share to be redeemed or (b) by payment of a cash amount equal to the Cash Redemption Amount in respect of each Fourth Preferred Share to be redeemed and, in either case, by payment of any unpaid Dividend Amount (collectively, the “Redemption Price”).

(ii)	In case of a redemption of Fourth Preferred Shares under this clause (k), the Corporation shall, at least five Business Days before the Mandatory Redemption Date, send or cause to be sent to each holder of Fourth Preferred Shares a notice in writing of the redemption by the Corporation of the Fourth Preferred Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price.

(iii)	On or after the Mandatory Redemption Date, the Corporation shall deliver or cause to be delivered to holders of the Fourth Preferred Shares to be redeemed the Redemption Price for each such Fourth Preferred Share upon presentation and surrender at the registered office of the Corporation of the certificates representing such Fourth Preferred Shares, together with such other documents and instruments as may be required to effect a transfer of Fourth Preferred Shares under the Canada Business Corporations Act, and such additional documents and instruments as the Corporation may reasonably require. Payment of the aggregate Redemption Price for the Fourth Preferred Shares held by a holder shall be made either (a) if the Corporation has elected to satisfy its obligation to pay the Redemption Price by delivery of a Laidlaw Share Unit for each Fourth Preferred Share to be redeemed, by delivery to such holder, at the address of such holder recorded in the securities register of the Corporation or by holding for pick up by the holder at the registered office of the Corporation, of certificates representing such Laidlaw Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim) duly endorsed for transfer in the name of the holder or in such other name as the holder may request or (b) if the Corporation has elected to satisfy its obligation to pay the Redemption Price by payment of the Cash Redemption Amount for each Fourth Preferred Share to be redeemed, a cheque of the Corporation in the amount of the Cash Redemption Amount for each Fourth Preferred Share payable at par at any branch of the bankers of the Corporation and (c) in either case, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in payment of the remaining portion, if any, of the aggregate Redemption Price for each Fourth Preferred Share to be redeemed.

(iv)	On and after the Mandatory Redemption Date, the holders of the Fourth Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the aggregate Redemption Price deliverable to a holder for Fourth Preferred Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holder shall remain unaffected until the aggregate Redemption Price deliverable to such holder has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Fourth Preferred Shares as aforesaid to deposit or cause to be deposited the aggregate Redemption Price of the Fourth Preferred Shares so called for redemption, or of such of the said Fourth Preferred Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice and any interest allowed on such deposit shall belong to the Corporation. Provided that the total Redemption Price has been so deposited prior to the Mandatory Redemption Date, on and after the Mandatory Redemption Date, the Fourth Preferred Shares shall be redeemed and the rights of the holders thereof after the Mandatory Redemption Date shall be limited to receiving their proportionate part of the total Redemption Price for such Fourth Preferred Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions.
(l)	Adjustment Provisions
(i)	The dividend, retraction, redemption or other relevant provisions of the Fourth Preferred Shares shall be subject to adjustment or modification from time to time in the event that: Laidlaw shall divide either class of the Laidlaw Shares into a greater number of shares or shall consolidate the Laidlaw Shares into a lesser number of shares; there is a capital reorganization of Laidlaw or a consolidation or merger or amalgamation of Laidlaw with or into any other company or body corporate, including by way of sale whereby all or substantially all of Laidlaw’s undertaking and assets would become the property of any other company or body corporate; Laidlaw shall issue options, rights or warrants to all or substantially all the holders of either class of the Laidlaw Shares under which such holders are entitled to subscribe for or purchase additional shares (or securities convertible or exchangeable into additional shares) at a subscription, purchase, exchange of conversion price per share less than 95% of the market price in effect on the record date for such issue; Laidlaw shall issue or distribute to the holders of the Laidlaw Shares shares of any class other than Laidlaw Class A or Laidlaw Class B Shares, or options, rights or warrants, or evidences of indebtedness or any other assets (apart from cash dividends paid in the ordinary course); Laidlaw shall either declare (i) a cash dividend on one class of Laidlaw Shares without contemporaneously declaring a cash dividend on the other class of Laidlaw Shares or (ii) a stock dividend or other distribution on Laidlaw Shares of only one class of Laidlaw Shares; Laidlaw shall reclassify either class of the outstanding Laidlaw Shares; or Laidlaw shall take any action affecting either class of the Laidlaw Shares which in the opinion of the board of directors of the Corporation would materially affect the rights of the holders of Fourth Preferred Shares established herein.

(ii)	In any of the foregoing events, the adjustment shall be such as is determined to be appropriate in the circumstances by the board of directors of the Corporation so that the holder of each Fourth Preferred Share continues to be in a position in respect of dividends and the effect of a retraction or redemption which is economically equivalent to that resulting for a holder of a Laidlaw Share Unit.

(iii)	The board of directors of the Corporation shall determine, in good faith and in its sole discretion what is an appropriate adjustment for the purposes of any event referred to in this clause (l) and each such determination shall be conclusive and binding.

(iv)	If the board of directors of the Corporation does not take action to provide for an adjustment, this shall be conclusive evidence that the board of directors of the Corporation has determined that it is appropriate to make no adjustment in the circumstances.
(m)	Approval of Holders of Fourth Preferred Shares: The rights, privileges, restrictions and conditions attaching to the Fourth Preferred Shares may be added to, changed or removed only with the approval of the holders of the Fourth Preferred Shares given as hereinafter specified, in addition to any other approval required by the Canada Business Corporations Act.

The approval of the holders of Fourth Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Fourth Preferred Shares may be given by resolution passed by the affirmative vote of holders holding at least two-thirds of the votes attaching to the Fourth Preferred Shares represented at a meeting of the holders of Fourth Preferred Shares duly called for that purpose at which the holders of at least twenty-five per cent (25%) of the outstanding Fourth Preferred Shares entitled to be voted at such meeting are present or represented by proxy at the time appointed for the meeting. Unless specified herein, the formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time prescribed by the Canada Business Corporations Act (as from time to time amended, varied or replaced) and the by-laws of the Corporation with respect to meetings of shareholders. At any adjourned meeting, the holders of the Fourth Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called without the need to satisfy the above quorum requirement. On every poll taken at a meeting of holders of Fourth Preferred Shares each holder shall be entitled to one vote in respect of each Canadian dollar equivalent of capital of the Corporation to which the holder of such Fourth Preferred Shares would be entitled upon a liquidation, dissolution or winding-up of the Corporation, calculated as at the close of business on the record date for such meeting.

(n)	Restriction on Transfer: No Fourth Preferred Share shall be transferred without the approval of the board of directors of the Corporation.

(5)	SPECIAL SHARES
        The rights, privileges, restrictions and conditions attaching to the Special Shares are as follows:
(a)	Payment of Dividends: The holders of the Special Shares shall be entitled to receive non-cumulative cash dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors of the Corporation may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the Special Shares, the board of directors of the Corporation may in its sole discretion declare dividends on the Special Shares to the exclusion of any other class of shares of the Corporation.

(b)	Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Special Shares shall be entitled to receive from the assets of the Corporation a sum equivalent to the aggregate Redemption Amount (as hereinafter defined) of all Special Shares held by them respectively before any amount is paid or assets of the Corporation distributed to holders of any shares of any other class of the Corporation.

After payment to the holders of the Special Shares of the amount so payable to them as above provided, they shall not be entitled to share in any further distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(c)	Redemption by Corporation: The Corporation may redeem at any time the whole or from time to time any part of the then outstanding Special Shares from the holders thereof on payment of an amount for each share, such amount being herein referred to as the “Redemption Price” (being equal to the aggregate fair market value of the consideration paid to the Corporation for the issuance of all Special Shares divided by the number of Special Shares so issued), plus all declared and unpaid dividends thereon, the whole constituting and being referred to as the “Redemption Amount”.

(d)	Retraction by Holder: A holder of Special Shares shall be entitled to require the Corporation to redeem, subject to requirements of the Canada Business Corporations Act, at any time all or any of the Special Shares held by such holder by tendering to the Corporation at its registered office a share certificate or certificates representing the Special Shares that the holder desires to have the Corporation redeem together with a written request specifying the number of Special Shares to be redeemed and the business day (herein referred to as the “Redemption Date”) on which the holder desires to have the Corporation redeem the Special Shares. Upon receipt of such share certificate or certificates and written request the Corporation shall on the Redemption Date redeem such Special Shares by paying to the holder the Redemption Amount for each Special Share being redeemed.

(e)	Cancellation: Any Special Shares that are redeemed by the Corporation pursuant to any provision hereof shall for all purposes be considered to have been redeemed on, and shall be cancelled concurrently with, the payment by the Corporation to or for the benefit of the holder thereof of the Redemption Amount.

(f)	No Dilution: In no event shall either (i) any dividend be declared or paid on the shares of any other class of the Corporation or (ii) the Corporation redeem or purchase for cancellation or otherwise any of the shares of any other class of the Corporation if, in the opinion of the board of directors of the Corporation, the payment of such dividend or the making of such redemption or purchase, as the case may be, would reduce the realizable value of the assets minus all the liabilities of the Corporation (determined in accordance with what the board of directors of the Corporation considers to be generally accepted accounting and valuation principles) to an amount that is less than the product of the Redemption Amount of each Special Share multiplied by the number of Special Shares outstanding immediately before the time of payment of such dividend, redemption or purchase, as the case may be.

(g)	Voting Rights: The holders of the Special Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting.

(6)	ORDINARY SHARES
        The Ordinary Shares shall have attached thereto the following rights, privileges, restrictions and conditions:
(a)	The holders of the Ordinary Shares are entitled to vote at any meeting of shareholders of the Corporation except at separate meetings of or on separate votes by the holders of another class or series of shares.

(b)	The holders of the Ordinary Shares are entitled to receive any dividend declared by the Corporation except dividends declared on another class or series of shares.

(c)	Subject to the rights of the holders of the shares of other classes, the holders of the Ordinary Shares shall be entitled to receive the remaining property of the Corporation on dissolution.

Schedule 2 to the
Articles of Amalgamation of
Canadian Pacific Railway Company
Compagnie de Chemin de Fer Canadien Pacifique
The Corporation was incorporated by Letters Patent bearing date the 16th day of February, 1881, issued by His Excellency the Governor General of Canada under the Great Seal of Canada pursuant to an Act of the Parliament of Canada being Statutes of Canada (1881), 44 Victoria, Chapter 1 assented to on the 15th day of February, 1881, together with amending and supplementary Acts and Letters Patent. The Corporation was continued under the Canada Business Corporations Act by Certificate of Continuance dated May 2, 1984.

Schedule 3 to the
Articles of Amalgamation of
Canadian Pacific Railway Company
Compagnie de Chemin de Fer Canadien Pacifique
(1)     The provisions of the charter of the Corporation including its Act of Incorporation and all amendments thereto and its Letters Patent and all Letters Patent supplementary thereto (hereinafter referred to in this Schedule as the “Charter”) continue to apply amended as required to conform to the Canada Business Corporations Act, except as otherwise provided herein and as to matters provided for by that Act.
(2)     Ordinary Shares may be issued in such amounts and at such times and to such persons and for such consideration and for such purposes as the directors may from time to time determine.
(3)     The Corporation may continue to issue consolidated debenture stock and bonds, debentures or other securities collateral to or in lieu of any consolidated debenture stock as contemplated by the Charter amended as aforesaid. Except to the extent required to conform to the Canada Business Corporations Act and as otherwise provided herein, no security or security interest heretofore outstanding shall be affected by the continuance of the Corporation.
(4)     The holders of shares of a class or series shall not be entitled to vote separately as a class or series pursuant to section 176 of the Canada Business Corporations Act upon a proposal to amend the articles to:
(a)	increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class;

(b)	effect an exchange, reclassification or cancellation of all or part of the shares of such class; or

(c)	create a new class of shares equal or superior to the shares of such class;
provided, however, that this section shall not be interpreted as affecting any right to vote that is conferred by the Charter.
(5)     The Corporation shall continue to have, hold and enjoy all rights, licences, franchises, powers, privileges, authorities and immunities heretofore granted to or conferred upon it by law or contract.

Schedule 4 to the
Articles of Amalgamation of
Canadian Pacific Railway Company
Compagnie de Chemin de Fer Canadien Pacifique
The actual number of directors within the minimum and maximum number may be determined from time to time by resolution of the directors and any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.